BIO-BRIDGE SCIENCE, INC.
                        1211 West 22nd Street, Suite 615
                               Oak Brook, IL 60523


                                 August 12, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549

            Re:        Bio-Bridge Science, Inc.
                       Registration Statement on Form SB-2
                       File No. 333-121786

Ladies and Gentlemen:

      Bio-Bridge Science, Inc. (the "Company") hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form SB-2 to become effective on August 12, 2005 at 5:30 p.m. Washington, D.C. time.

         The Company hereby acknowledges the following:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                            Very truly yours,

                                            BIO-BRIDGE SCIENCE, INC.

                                            By: /s/ Liang Qiao, M.D.
                                                -------------------------------
                                                     Liang Qiao, M.D.
                                                     Chief Executive Officer